Exhibit 99.2
PRESS RELEASE — DECEMBER 23, 2008
All amounts expressed in US dollars unless otherwise indicated
Barrick Gold Appoints Aaron Regent as CEO
Peter Munk, Founder and Chairman of Barrick Gold Corporation (NYSE:ABX) (TSX:ABX), announced today that Aaron Regent has been appointed President and Chief Executive Officer of the Company, effective January 16th, 2009.
     “Aaron’s outstanding strategic capabilities and highly-focused results orientation will fit in well with Barrick’s unique corporate culture,” said Munk. “Our Board’s thorough and professional search for a new leader has resulted in someone whom we believe will work most effectively and collaboratively with Barrick’s proven management team. Aaron is uniquely qualified to both preserve Barrick’s leadership position and to take us forward.”
     Mr. Regent, 43, is a chartered accountant and an experienced executive with combined expertise in the mining and finance sectors. He is currently Senior Managing Partner of Brookfield Asset Management Inc. and Co-CEO of its Infrastructure Group. Brookfield is a global asset management company with over $90 billion under management.
     Mr. Regent was previously the President of Falconbridge Limited, a Canadian-based global mining company, with over 14,000 employees and operations in 18 countries following its merger with Noranda Inc., in 2005. The combined company was sold to Xstrata PLC in 2006. The Cdn$27 billion transaction was then the largest in the mining industry’s history.
     From early in his career Mr. Regent progressed swiftly through increasingly senior executive roles. His leadership and strategic experience also includes:
•	President & Chief Executive Officer, Falconbridge Limited 2002 — 2005

•	Executive Vice President & Chief Financial Officer, Noranda Inc. 2000 — 2002

Noranda, prior to the Falconbridge merger, was a widely diversified mining company with global operations in 14 countries and a workforce of 8,000.

•	Senior Vice President, Corporate Development, EdperBrascan Corporation, and President & Chief Executive, Trilon Securities Corporation 1993 — 1995

•	Senior Vice President & Chief Financial Officer, Brascan Limited, and Vice President and Chief Financial Officer, Great Lakes Power Inc., 1993 — 1995
     He joined the Edper/Brascan Corporation (now Brookfield Asset Management) as Associate Controller in 1991, after articling with Ernst & Young.
     “Barrick is a dynamic mining enterprise and an iconic Canadian company,” said Mr. Regent. “In these times in particular, gold is a unique property as a store of value that is emerging as an asset class of increasing importance. I am really pleased to join the Company at a time that is both exciting and challenging for the gold industry.”
     Mr. Regent assumes his new role from Barrick Founder and Chairman Peter Munk, who has been Acting CEO since earlier this year.

BARRICK GOLD CORPORATION	PRESS RELEASE

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACT:	MEDIA CONTACT:
Deni Nicoski	Vincent Borg
Vice President,	Senior Vice President,
Investor Relations	Corporate Communications
Tel: (416) 307-7410	Tel: (416) 307-7477
Email: dnicoski@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE

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